UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 333-126183

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

WORTHINGTON INDUSTRIES, INC.

RETIREMENT SAVINGS PLAN

FOR COLLECTIVELY BARGAINED EMPLOYEES

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Worthington Industries, Inc.

200 Old Wilson Bridge Road

Columbus, OH 43085

The Financial Statements and Supplemental Schedule for the Worthington Industries, Inc. Retirement Savings Plan for Collectively Bargained Employees identified below are being filed with this Annual Report on Form 11-K:

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WORTHINGTON INDUSTRIES, INC. RETIREMENT SAVINGS PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES

	By:	Administrative Committee,
Plan Administrator

	By:	/s/ Dale T. Brinkman
Date: June 25, 2009		Dale T. Brinkman, Member

WORTHINGTON INDUSTRIES, INC.

RETIREMENT SAVINGS PLAN

FOR COLLECTIVELY BARGAINED EMPLOYEES

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

WITH

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

December 31, 2008 and 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

Worthington Industries, Inc. Retirement Savings Plan for Collectively Bargained Employees

Columbus, Ohio

We have audited the accompanying Statements of Net Assets Available for Benefits of the WORTHINGTON INDUSTRIES, INC. RETIREMENT SAVINGS PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES (the “Plan”) as of December 31, 2008 and 2007, and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In 2008, the Plan adopted Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements”.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Worthington Industries, Inc. Retirement Savings Plan for Collectively Bargained Employees as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held for investment purposes at end of year) as of December 31, 2008, is presented for the purposes of additional analysis and is not a required part of the financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ MEADEN & MOORE, LTD.
Certified Public Accountants

June 25, 2009

Cleveland, Ohio

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

Worthington Industries, Inc.

Retirement Savings Plan for Collectively Bargained Employees

	December 31,
	2008	2007
ASSETS
Receivable - Employer Contributions	$97,812	$111,003

Investments:
Plan’s Interest in Master Trust Assets at Fair Value	1,493,708	1,678,087
Participant Loans	34,252	33,367

Total Investments	1,527,960	1,711,454

Total Assets	1,625,772	1,822,457

LIABILITIES	—	—

Net Assets Available for Benefits at Fair Value	1,625,772	1,822,457
Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts	9,292	1,503

Net Assets Available for Benefits	$1,635,064	$1,823,960

See accompanying notes

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Worthington Industries, Inc.

Retirement Savings Plan for Collectively Bargained Employees

	Year ended December 31,
	2008	2007
Contributions:
Employer	$135,901	$154,490
Employee	238,779	199,905
Rollover	4,796	55,214

Total Contributions	379,476	409,609

Investment Income / (Loss):
Interest Income	2,712	1,850
Plan’s Interest in Master Trust Net Investment (Loss) / Gain	(588,073)	69,250

Total Investment (Loss) / Income	(585,361)	71,100

Deductions from Net Assets Attributed to:
Benefits Paid to Participants	76,107	50,394
Administrative Expenses	767	783

Total Deductions	76,874	51,177

Net (Decrease) / Increase Before Net Assets Transferred	(282,759)	429,532
Net Assets Transferred From Other Qualified Plans	93,863	—

Net (Decrease) / Increase in Net Assets	(188,896)	429,532
Net Assets Available for Benefits at Beginning of Year	1,823,960	1,394,428

Net Assets Available for Benefits at End of Year	$1,635,064	$1,823,960

See accompanying notes

NOTES TO FINANCIAL STATEMENTS

Worthington Industries, Inc.

Retirement Savings Plan for Collectively Bargained Employees

1.	Description of Plan

The following description of the Worthington Industries, Inc. Retirement Savings Plan for Collectively Bargained Employees (the “Plan”) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General:

The Plan is a defined contribution plan covering all union employees at the Gerstenslager and Chilton facilities of Worthington Industries, Inc. (“Worthington” or the “Company”) who meet the hour and age requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Trustee of the Plan is Fidelity Management Trust Company (the “Trustee”). Worthington Industries, Inc. is the Plan sponsor.

The Plan is one of five plans within the Worthington Deferred Profit Sharing Plan Master Trust (the “Master Trust”). The other plans are the Worthington Industries, Inc. Deferred Profit Sharing Plan, the Gerstenslager Deferred Profit Sharing Plan, the Dietrich Industries, Inc. Salaried Employees’ Profit Sharing Plan and the Dietrich Industries, Inc. Hourly 401(k) Plan.

The accompanying financial statements reflect the Plan’s share of the fair value of the assets of the Master Trust. Under the provisions of the Master Trust Agreement, investment income earned and gains or losses on investments are allocated monthly to the participating plans on the basis of unit ownership at the close of the previous month.

Eligibility:

Union employees at the Gerstenslager facility who are at least eighteen years of age and have been employed for ninety days are eligible to participate in the Plan.

Union employees at the Chilton facility are eligible to participate in the Plan after satisfying the applicable probationary period.

Contributions:

Employee Contribution - Cash or Deferred Option 401(k) – Participants at the Gerstenslager facility may defer up to 50% of their compensation to be contributed to the Plan. Participants at the Chilton facility may defer up to 60% of their compensation to be contributed to the Plan. Contributions are subject to annual addition and other limitations imposed by the Internal Revenue Code (“IRC”) as defined in the Plan document.

Employer Matching Contributions – there are no matching contributions for the participants at the Gerstenslager facility. The participants at the Chilton facility will receive matching contributions equal to 25% of their Section 401(k) contributions up to 8% of their compensation.

Annual Company Contributions – There are no annual Company contributions for the participants at the Gerstenslager facility. The participants at the Chilton facility will receive the following annual contributions:

For workers employed at September 17, 2004:

1% of pay each year for ages up to and including age 44.

2% of pay each year for ages 45 through 54.

4% of pay each year for ages 55 through 59.

8% of pay each year for ages 60 and over.

For workers hired after September 17, 2004:

Employees will receive an annual contribution of 1% of pay regardless of age.

401(k) Accounts - Each participant’s account is credited with the participant’s elective contributions, employer matching contributions (as applicable), annual Company contributions (as applicable), and earnings and losses thereon.

Rollover contributions from other plans are also accepted, provided certain specified conditions are met.

Investment Options:

Participants direct their contributions among a choice of the Plan’s investment options. All contributions are allocated to the designated investment options according to each participant’s election, although, to the extent that a participant receiving a contribution made no allocation election, the participant’s contribution is invested in the applicable Fidelity Freedom Fund, as determined by age of the participant.

Vesting:

All participants are 100% vested in elective deferrals and rollover contributions made to the Plan. Employer matching and annual contributions are vested 100% upon 3 or more years of service.

Forfeitures:

Non-vested account balances are forfeited either upon full distribution of vested balances or completion of five consecutive one-year breaks in service, as defined by the Plan document. Forfeitures are either used to reduce Company contributions to the Plan or to pay reasonable expenses of the Plan, as determined by the Plan Sponsor.

Forfeitures used to reduce Company contributions and pay reasonable expenses were $3,073 and $1,257 during 2008 and 2007, respectively. At December 31, 2008 and 2007, forfeited non-vested accounts were $4,217 and $2,820, respectively.

Participants’ Loans:

Loans are permitted under certain circumstances and are subject to limitations. Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loans are to be repaid over a period not to exceed 5 years, except when used for the purchase of a primary residence.

The loans are secured by the balance in the participant’s account and bear interest at rates established by the Trustee. Principal and interest are paid ratably through payroll deductions.

Other Plan Provisions:

Normal retirement age is 65. The participants at the Gerstenslager facility may receive early benefit payments after reaching the age of 59 1/2. Early retirement age is 62 for the participants at the Chilton facility.

Payment of Benefits:

Upon termination of service by reason of retirement, death or total and permanent disability, a Gerstenslager participant may receive a lump sum amount equal to the value of his or her account. Chilton participants may receive a lump sum or periodic installments.

Hardship Withdrawals:

Hardship withdrawals are permitted in accordance with Internal Revenue Service (“IRS”) guidelines.

2.	Summary of Significant Accounting Policies

Basis of Accounting:

The Plan’s transactions are reported on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Certain prior year amounts have been reclassified to conform with current year presentation.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Investment Valuation and Income Recognition:

The Master Trust’s investments are stated at fair value as of year-end. Fair values for mutual funds are determined by the respective quoted market prices. The Worthington Industries, Inc. Common Stock Fund is a unitized stock fund that holds only Worthington common shares and cash. The units in the Worthington Industries, Inc. Common Stock Fund are valued at net asset value, which is net assets divided by units outstanding. Based on the holdings of the fund and determination of net assets by reference to quoted market prices and cash value, this measure approximates fair value. Fair value of the common collective trust has been determined by dividing the trust’s net assets at fair value by its units outstanding at the valuation dates. Fair value of investments in wrapper contracts within the common collective trust are measured using a discounted cash flow model, which considers recent fee bids as determined by recognized dealers, discount rates and the duration of the underlying portfolio securities.

Participant loans are valued based on the remaining unpaid principal balance plus any accrued but unpaid interest, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis using fair market value, except for those investments in investment contracts which are transacted at contract value. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Administrative Fees:

The Company pays substantially all administrative fees of the Plan.

Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Plan-to-Plan Transfers:

Participants within the Plan are permitted to transfer their account to another plan provided by the Company in the event they change employers within the affiliate group. This activity is shown, net, on the Statements of Changes in Net Assets Available for Benefits.

3.	Tax Status

The Plan received a determination letter from the IRS dated November 8, 2002, stating that the Plan is qualified under Section 401(a) of the IRC, and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

4.	Investments

The Plan’s share of the investments held by the Master Trust was approximately 1% at December 31, 2008 and 2007. Each participating retirement plan has a specific interest in the Master Trust. Net investment (loss) / income for the Plan is based upon its actual holdings of the net assets of the Master Trust.

	2008	2007
Investments of Master Trust at Fair Value:
Mutual Funds	$150,028,729	$244,147,601
Common Collective Trust	48,422,385	42,247,593
Worthington Industries, Inc. Common Stock Fund	21,096,152	23,099,969

Total	$219,547,266	$309,495,163

	2008	2007
Investment Income / (Loss) for the Master Trust:
Interest and Dividend Income	$8,755,780	$17,966,734
Net (Depreciation) / Appreciation in Fair Value of investments as determined by:
Quoted Market Price:
Mutual Funds	(92,058,867)	4,275,063
Worthington Industries, Inc. Common Stock Fund	(9,798,261)	663,142

Total	$(93,101,348)	$22,904,939

At December 31, 2008 and 2007, respectively, the Master Trust held 1,871,632 and 1,275,857 common shares of Worthington Industries, Inc. in a unitized investment fund held by the Trustee (Worthington Industries, Inc. Common Stock Fund). The Master Trust received cash dividends from Worthington Industries, Inc. of $1,164,850 and $765,972 for the years ended December 31, 2008 and 2007, respectively.

Investments of the Plan that represented more than 5% of the net assets of the Plan at December 31, 2008 and 2007 were as follows:

	2008	2007
ABF Small Capital Value PA Fund	$178,107	$269,907
Dodge & Cox Stock Fund	131,022	159,934
Fidelity Balanced Fund	205,542	174,927
Fidelity Diversified International Fund	87,464	127,509
Fidelity Freedom 2020 Fund	82,256	86,358
Fidelity Managed Income Portfolio Fund	172,259	138,295
Harbor Capital Appreciation R Fund	159,830	218,104
Pimco Total Return Fund	104,798	88,795
Spartan US Equity Fund	97,571	133,910

5.	Benefit-Responsive Contract

The Plan holds a stable value investment contract (the “portfolio”) with the Trustee. The portfolio is an open-end commingled pool dedicated exclusively to the management of assets of defined contribution plans. The portfolio invests in underlying assets, typically fixed-income securities or bond funds and enters into “wrapper” contracts issued by third parties. The Plan is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The wrapper contract issuer agrees to pay the portfolio an amount sufficient to cover unit holder redemptions and certain other payments (such as portfolio expenses), provided all the terms of the wrapper contract have been met. Wrappers are normally purchased from issuers rated in the top three long-term ratings categories (equaling A- or above).

As described above, because the stable value investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the stable value investment contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the wrapper contract issuer. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting. Certain events limit the ability of the Plan to transact at contract value with the issuer. However, the Plan Administrator does not believe that the occurrence of any such event would limit the Plan’s ability to transact at contract value with participants. The issuer may terminate the contract for cause at any time.

Fidelity Managed Income Portfolio

	December 31,
	2008	2007
Investments At Fair Value	$172,259	$138,295
Adjustments to Contract	9,292	1,503

Investments at Contract Value	$181,551	$139,798

Average Yield on Actual Earnings	3.57%	4.82%
Crediting Interest Rate	3.04%	4.40%

6.	Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by the Trustee; therefore, transactions involving these funds qualify as party-in-interest.

The Plan offers common shares of Worthington Industries, Inc. as an investment option through the Worthington Industries, Inc. Common Stock Fund. As a result, Worthington qualifies as a party-in-interest.

The Company provides certain administrative and accounting services at no cost to the Plan and may pay for the cost of services incurred in the operation of the Plan.

7.	Risks and Uncertainties

The Plan provides for various investment options. These investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in the near or long term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

8.	Reconciliation

The following table reconciles net assets available for benefits per the financial statements at December 31, 2008 and 2007 to the Form 5500 filed with the IRS. Form 5500 reports net assets at fair value and the financial statements report at contract value. Additionally, the Form 5500 for Plan Year 2008 included additional transfer activity, given the timing of plan merger activity noted in Footnote 10 - Subsequent Events below. Such is an alternative filing technique, accepted by the Department of Labor in situations where final Form 5500 filings would otherwise cover extremely short periods of time. Accordingly, that asset transfer was recorded within the 2008 Form 5500 filing, but has not been reflected in the accompanying financial statements, as legal control of such assets did not transfer until January 1, 2009.

	2008	2007
Net Assets Available for Benefits Per the Financial Statements	$1,635,064	$1,823,960
Adjustment From Contract Value to Fair Value for Fully Benefit-Responsive Investment Contracts	(9,292)	(1,503)
Transfer Upon Plan Merger	4,175,506	—

Net Assets Available for Benefits Per Form 5500	$5,801,278	$1,822,457

The following table reconciles changes in net assets available for benefits per the financial statements at December 31, 2008 to the Form 5500 filed with the IRS. A principal difference is due to interest and earnings transactions being recorded on the Form 5500 at fair value while the financial statements report interest and earnings at contract value. Additionally, see the discussion above regarding the treatment of the noted plan merger activity.

2008
Net Decrease in Net Assets Per the Financial Statements, Before Net Assets Transferred	$(282,759)
Change From Prior Year in the Adjustment From Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts	(7,789)

Net Loss Per Form 5500	$(290,548)

9.	Fair Value

Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS No. 157”) which establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 uses a three-tier hierarchy that classifies assets based on the inputs used in the valuation methodologies. See the description within Footnote 2 – Summary of Significant Accounting Policies as to the investment valuation methodology for each class of assets noted in the below table.

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:

Quoted prices for similar assets or liabilities in active markets;
Quoted prices for identical or similar assets or liabilities in inactive markets; Inputs other than quoted prices that are observable for the asset or liability

Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The following table shows the assets of the Plan measured at fair value on a recurring basis:

	Fair Value Measurements at Reporting Date Using:
Description	12/31/2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Plan’s Interest in Master Trust Assets:
Mutual Funds	$1,292,770	$1,292,770	$—	$—
Common Collective Trust	172,259	—	172,259	—
Worthington Industries, Inc. Common Stock Fund	28,679	28,679	—	—
Participant Loans	34,252	—	34,252	—

Total	$1,527,960	$1,321,449	$206,511	$—

10.	Subsequent Events

Effective January 1, 2009, the Plan was amended, allowing the Dietrich Industries, Inc. Hourly 401(k) Plan (the “Dietrich Union Plan”) to merge into and become part of the Plan. Effective on and after January 1, 2009, Dietrich Industries, Inc. and its subsidiaries shall be classified as an employer in the Plan with regard to individuals who were classified as employees under the Dietrich Union Plan. Approximately $4.2 million of assets of the Dietrich Union Plan became assets of the Plan as of January 1, 2009.

On May 28, 2009, Worthington announced various temporary cost reduction initiatives being implemented and taking effect during Worthington’s first fiscal quarter (June 1, 2009 –August 31, 2009). Those initiatives include a suspension, for the duration of the first fiscal quarter, of Company matching contributions with respect to Section 401(k) contributions for all employees.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

Form 5500, Schedule H, Part IV, Line 4i

Worthington Industries, Inc.

Retirement Savings Plan for Collectively Bargained Employees

EIN 34-0245610, Plan Number 003

December 31, 2008

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Date	Cost	Current Value
*	Worthington Deferred Profit Sharing Plan Master Trust	Master Trust	N/A	$1,493,708

*	Participant Loans	Interest Rates Ranging From 3.00% to 9.25%	N/A	34,252

				$1,527,960

*	Party-in-Interest to the Plan